STELLAR SPIRITS & WINES, INC.

970 N. Tustin Avenue, Suite 100

Anaheim, California 92807

August 24, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-12605)

Ladies and Gentlemen:

Pursuant to Rule 259 of Regulation A promulgated under the Securities Act of 1933, as amended, Stellar Spirits & Wines, Inc. (the “Company”) respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-12605), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), first filed with the Securities and Exchange Commission (the “Commission”) on April 22, 2025.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it is not in the best interest of the Company to continue with this Offering Statement and the offering contemplated thereby at this time. As of the date of this request, the Offering Statement has not been qualified by the Commission, the Company has not sold any securities pursuant to the Offering Statement, and no funds have been received from investors.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date thereafter.

Please direct any questions to the Company’s counsel, Dovi Berger, Esq., Berger Law Firm LLC, at (646) 598-9098 or dberger@bergerlawpllc.com.

Sincerely,

STELLAR SPIRITS & WINES, INC.

By: /s/ Luis A. Cota

Luis A. Cota

Chief Executive Officer